UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
November 10, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Florida Public Utilities Company

File No. 1-10608 - CF# 19924
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Florida Public Utilities Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibit to a Form 10-K filed on March 19, 2007.

Based on representations by Florida Public Utilities Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10(s)   through March 19, 2017

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Eloise Bavaria
Special Counsel